Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

Subject Company: Plum Creek Timber Company, Inc.

The following communication was made available to Plum Creek employees on November 25, 2015:

Fellow employees:

Over the last two weeks, I’ve had the chance to talk with many of you about the announced merger with Weyerhaeuser. Understandably, you have a lot of questions about what to expect in the weeks and months ahead. I wanted to take this opportunity to provide some additional information about the process we will follow, the people who will be involved, the timeline we’re working toward and what we expect to accomplish.

Integration Objectives

1.	Finalize our vision for the New Weyerhaeuser. Although Plum Creek and Weyerhaeuser are a great strategic fit and share many cultural similarities, combining two companies is a significant undertaking and we need to make sure our shared vision accurately reflects what we want the new company to be. We are confident that this portion of the integration will be a relatively smooth process.

2.	Choose the right structure and cost for each business and function. To capture immediate value from the merger, we’ve committed to achieve cost synergies of $100 million in the first year after closing. To accomplish that goal and make sure the new company is positioned for long-term success, we will work together to identify the right way forward. This means that for each business and function, we will choose a structure that in some cases follows the Weyerhaeuser way, the Plum Creek way, or even another, new and better way. We will be objective in our evaluation to ensure we choose the right structure to allow us to achieve both the vision we have for the new company and the synergy goal we’ve set.

3.	Choose the right people to achieve the vision. Once we determine the right structure for each business and function, we will pick the right people to fill those roles. We will follow a disciplined, open-minded process for evaluating talent from both companies.

4.	Achieve a seamless and successful ‘Day One’ for the New Weyerhaeuser. A lot of work needs to be done to successfully integrate our two companies. Some areas are more critical than others to achieve by Day One. We will identify and focus on the absolute essentials — things like financial reporting, email, payroll, and systems access — to ensure we all have a positive experience on the first day when our two companies become one.

Integration Approach

We have established an integration team to lead us through this process. Here’s how it will work:

•	The new Senior Management Team (SMT) for the combined company (which I shared with you just after the merger was announced) will be the steering committee for the integration team and ultimately accountable for making decisions.

•	The integration team will be led by Weyerhaeuser’s John Enlow, vice president, Real Estate and Southern Timberlands. John will have direct support from an outside integration consultant, Scott Whitaker.

•	The integration team will include one leader from Plum Creek and one leader from Weyerhaeuser for each business and functional group. They are:

¡	Timberlands: Bill Frings (WY) & Paul Davis (PC)

¡	Real Estate, Energy & Natural Resources: Joel Sickert (WY) & Paul Hossain (PC)

¡	Wood Products: Hal Harpold (WY) & Jon Rashleigh (PC)

¡	Finance: Jeanne Hillman (WY) & Karl Watt (PC)

¡	IT: Karen Martelli (WY) & Mark Miller (PC)

¡	HR: Sharon Dusek (WY) & Kayleen Kohler (PC)

¡	Corporate Affairs: Xan McCallum (WY) & Kat Sims (PC)

¡	Law: Jim Johnston (WY) & Rosemary Daszkiewicz (PC)

•	These leaders will work together with the SMT member responsible for their area to achieve a seamless Day One and determine the right post-closing structure for that business or function. They may also form sub-teams with representatives from both companies to help with the integration.

•	Recommendations for each business and function will be approved by the accountable SMT lead and John Enlow, and will then be brought forward to the entire SMT for review, discussion and final approval.

•	Once the post-closing structures have been determined, each SMT member will follow a disciplined process for choosing the right people to fill roles in his or her organization. These decisions will require approval by the entire SMT. The integration team will not be directly involved in making people decisions.

Timing

As we said in the news release, we expect the transaction to close in late first quarter or early second quarter of 2016. However, it’s possible it could close sooner than that, so we will be working aggressively to be ready for that possibility.

What to Expect in the Weeks Ahead

A successful integration is critical for our long-term success as a combined company. This is work that we must get right! I’m confident that the team we’ve chosen is up to the task.

Although the integration will involve many of you and take time away from your “day job” it is still only a just a part of what we need to focus on day-to-day at Plum Creek. As we said following the announcement, we have a business to run, goals to meet and a year end to successfully complete.

Important reminder: We also need to remember that until the transaction closes, we are still separate companies. While integration planning work will be underway, the actual integration will not occur until after the transaction closes. Any interaction you have with Weyerhaeuser employees as part of your role should be treated no differently than with any other competitor. Conversations with Weyerhaeuser employees outside the normal course of business must be cleared by our Legal department. If you have questions or concerns related to the integration, please contact Jose Quintana at 206-467-3694.

Thank you for your support for this important process. We will continue to provide updates when there is new information to share.

I hope you and your family have a wonderful Thanksgiving holiday.

Rick

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Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Plum Creek and Weyerhaeuser for their consideration. Weyerhaeuser will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and Weyerhaeuser will provide the joint proxy statement/prospectus to their respective shareholders. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.